EXHIBIT 99.1

Shopify Announces Second-Quarter 2018 Financial Results

Second-Quarter Revenue Grows 62% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada – July 31, 2018 – Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading multi-channel commerce platform, today announced strong financial results for the quarter ended June 30, 2018.

“The diversity of our revenue drivers and of our merchant base contributed to our strong revenue growth this past quarter,” stated Amy Shapero, Shopify’s CFO. “Our mission, our technology and our growth model position us, and our merchants, to thrive in the face of massive changes to retail. We built the Shopify platform to meet the many and varied needs of all types of merchants, whether they are makers or curators, entrepreneurs or household brands. This presents us with an expansive opportunity set that we will continue to invest in with a view to even greater success over the long term.”

Second-Quarter Financial Highlights

•	Total revenue in the second quarter was $245.0 million, a 62% increase from the comparable quarter in 2017.

•
Subscription Solutions revenue grew 55% to $110.7 million. This increase was driven primarily by growth in in Monthly Recurring Revenue[1] (“MRR”), driven primarily by an increase in the number of merchants joining the Shopify platform.

•
Merchant Solutions revenue grew 68% to $134.2 million, driven primarily by the growth of Gross Merchandise Volume[2] (“GMV”), as well as by strong growth in Shopify Capital and Shopify Shipping, each of which more than doubled revenue over last year’s second quarter.

•	MRR as of June 30, 2018 was $35.3 million, up 49% compared with $23.7 million as of June 30, 2017. Shopify Plus contributed $8.1 million, or 23%, of MRR compared with 18% of MRR as of June 30, 2017.

•
GMV for the second quarter was $9.1 billion, an increase of $3.3 billion, or 56% over the second quarter of 2017. Gross Payments Volume[3] (“GPV”) grew to $3.6 billion, which accounted for 40% of GMV processed in the quarter, versus $2.2 billion, or 38%, for the second quarter of 2017.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2.Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
3.Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.

•	Gross profit dollars grew 58% to $137.0 million as compared with the $86.8 million recorded for the second quarter of 2017.

•	Operating loss for the second quarter of 2018 was $30.8 million, or 12.6% of revenue, versus a loss of $15.9 million, or 10.5% of revenue, for the comparable period a year ago.

•	Adjusted operating loss[4] for the second quarter of 2018 was 1.7% of revenue, or $4.3 million; adjusted operating loss for the second quarter of 2017 was 1.9% of revenue, or $2.9 million.

•	Net loss for the second quarter of 2018 was $24.0 million, or $0.23 per share, compared with $14.0 million, or $0.15 per share, for the second quarter of 2017.

•	Adjusted net income[4] for the second quarter of 2018 was $2.5 million, or $0.02 per share, compared with an adjusted net loss of $1.1 million, or $0.01 per share, for the second quarter of 2017.

•	At June 30, 2018, Shopify had $1.57 billion in cash, cash equivalents and marketable securities, compared with $938 million on December 31, 2017.

Second-Quarter Business Highlights

•
Shopify hosted partners from around the world in Toronto at our annual Unite conference, where our announcements centred on helping merchants sell more, helping them work more efficiently, and making the most of the Shopify partner ecosystem, including:

◦
enhancements to our POS solution including a new premium Tap and Chip reader as well as upgrades enabling multi-channel returns and exchanges, in-store pickup, tipping options, a companion app for a customer-facing checkout experience, and a developer SDK.

◦
simplifications to merchants’ marketing processes, including a native marketing dashboard, easy-to-use BOGO and quantity discounts, and Dynamic Checkout, which surfaces the consumer’s preferred payment method directly on the product page and allows transactions to happen with a single tap using Shopify Pay, Apple Pay, and other wallets.

◦
back office workflow efficiencies like multi-location inventory management, Fraud Protect for protection from fraudulent chargebacks, Kit Skills app extensions, Shopify Ping to centralize business and marketing activities and conversations, and localization of the Shopify platform for native languages and payment methods.

•	Shopify launched Shopify Payments in Japan, bringing the total number of countries where Shopify Payments is available to eight.

4. Please refer to “Non-GAAP Financial Measures” in this press release.

•	Shopify Shipping adoption continued to increase with more than a third of eligible merchants in the United States and Canada using Shopify Shipping in the quarter.

•
Purchases from merchants’ stores coming from mobile devices continued to climb in the quarter, accounting for 76% of traffic and 66% of orders for the three months ended June 30, 2018, versus 72% and 60%, respectively, for the second quarter of 2017.

•
Shopify Capital issued $68.5 million in merchant cash advances in the second quarter of 2018, an increase of 84% versus the $37.2 million issued in the second quarter of last year. Shopify Capital has grown to nearly $300 million in cumulative cash advanced since its launch in April 2016, $80 million of which was outstanding on June 30, 2018.

Subsequent to the close of the second quarter, Shopify announced a partnership with Nest. Shopify merchants can now access camera footage via the newly released Store Cam for Shopify app and purchase Nest Cams and Google Wifi routers directly from the Shopify Hardware Store. Via the integration, a live-feed of footage captured from Nest Cams will be immediately available to access in a merchant’s dashboard via the Shopify app.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

For the full year 2018, Shopify currently expects:

•	Revenues in the range of $1.015 billion to $1.025 billion

•	GAAP operating loss in the range of $105 million to $110 million

•	Adjusted operating profit[4] in the range of $0 to $5 million, which excludes stock-based compensation expenses and related payroll taxes of $110 million

For the third quarter of 2018, Shopify currently expects:

•	Revenues in the range of $253 million to $257 million

•	GAAP operating loss in the range of $40 million to $42 million

•	Adjusted operating loss[4] in the range of $9 million to $11 million, which excludes stock-based compensation expenses and related payroll taxes of $31 million

Quarterly Conference Call

Shopify’s management team will hold a conference call to discuss its second-quarter results today, July 31, 2018, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Second-Quarter 2018 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Second-Quarter 2018 Management’s Discussion and Analysis are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 600,000 businesses in approximately 175 countries and is trusted by brands such as Red Bull, Nestle, Rebecca Minkoff, Kylie Cosmetics, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss/profit, non-GAAP operating expenses, adjusted net loss/income and adjusted net loss/income per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance and any future investment in the Shopify platform. Words such as “expects”, “continue”, “will”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Director, Investor Relations	Public Relations Manager
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
Revenues
Subscription solutions	110,721	71,598	210,919	133,678
Merchant solutions	134,242	80,057	248,384	145,356
	244,963	151,655	459,303	279,034
Cost of revenues
Subscription solutions	24,524	13,688	47,684	25,942
Merchant solutions	83,484	51,127	150,822	94,011
	108,008	64,815	198,506	119,953
Gross profit	136,955	86,840	260,797	159,081
Operating expenses
Sales and marketing	87,487	54,872	163,271	100,206
Research and development	54,305	32,714	102,021	59,308
General and administrative	25,924	15,161	46,599	29,935
Total operating expenses	167,716	102,747	311,891	189,449
Loss from operations	(30,761)	(15,907)	(51,094)	(30,368)

Other income	6,808	1,877	11,239	2,740
Net loss	(23,953)	(14,030)	(39,855)	(27,628)
Other comprehensive income (loss), net of tax	(4,398)	4,631	(11,232)	6,068
Comprehensive loss	(28,351)	(9,399)	(51,087)	(21,560)
Basic and diluted net loss per share attributable to shareholders	(0.23)	(0.15)	(0.38)	(0.30)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	105,978,076	94,290,538	104,127,640	92,277,895

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	June 30, 2018	December 31, 2017
	$	$
Assets
Current assets
Cash and cash equivalents	219,801	141,677
Marketable securities	1,354,367	796,362
Trade and other receivables, net	32,510	21,939
Merchant cash advances receivable, net	79,981	47,101
Other current assets	20,041	18,598
	1,706,700	1,025,677
Long-term assets
Property and equipment, net	54,807	50,360
Intangible assets, net	24,656	17,210
Goodwill	22,894	20,317
	102,357	87,887
Total assets	1,809,057	1,113,564
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	95,729	62,576
Current portion of deferred revenue	35,029	30,694
Current portion of lease incentives	1,622	1,484
	132,380	94,754
Long-term liabilities
Deferred revenue	1,634	1,352
Lease incentives	17,333	14,970
Deferred tax liability	1,509	1,388
	20,476	17,710
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 93,640,086 and 87,067,604 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,730,063 and 12,810,084 issued and outstanding	1,771,304	1,077,477
Additional paid-in capital	55,753	43,392
Accumulated other comprehensive income (loss)	(7,797)	3,435
Accumulated deficit	(163,059)	(123,204)
Total shareholders’ equity	1,656,201	1,001,100
Total liabilities and shareholders’ equity	1,809,057	1,113,564

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Six months ended
	June 30, 2018	June 30, 2017
	$	$
Cash flows from operating activities
Net loss for the period	(39,855)	(27,628)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation	15,008	9,887
Stock-based compensation	42,116	20,808
Provision for uncollectible receivables related to merchant cash advances	4,072	1,922
Unrealized foreign exchange (gain) loss	369	(901)
Changes in operating assets and liabilities:
Trade and other receivables	(16,426)	(2,978)
Merchant cash advances receivable	(36,952)	(22,865)
Other current assets	(5,532)	348
Accounts payable and accrued liabilities	27,285	10,595
Deferred revenue	4,617	5,810
Lease incentives	2,501	143
Net cash used by operating activities	(2,797)	(4,859)
Cash flows from investing activities
Purchase of marketable securities	(1,297,346)	(638,212)
Maturity of marketable securities	744,406	213,609
Acquisitions of property and equipment	(15,107)	(5,290)
Acquisitions of intangible assets	(9,353)	(2,024)
Acquisition of businesses, net of cash acquired	(3,718)	(15,718)
Net cash used by investing activities	(581,118)	(447,635)
Cash flows from financing activities
Proceeds from the exercise of stock options	16,140	6,932
Proceeds from public offering, net of issuance costs	646,984	560,057
Net cash provided by financing activities	663,124	566,989
Effect of foreign exchange on cash and cash equivalents	(1,085)	889
Net increase in cash and cash equivalents	78,124	115,384
Cash and cash equivalents – Beginning of Period	141,677	84,013
Cash and cash equivalents – End of Period	219,801	199,397

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
GAAP Gross profit	136,955	86,840	260,797	159,081
% of Revenue	56%	57%	57%	57%
add: stock-based compensation	584	261	1,010	475
add: payroll taxes related to stock-based compensation	53	46	116	81
Non-GAAP Gross profit	137,592	87,147	261,923	159,637
% of Revenue	56%	57%	57%	57%

GAAP Sales and marketing	87,487	54,872	163,271	100,206
% of Revenue	36%	36%	36%	36%
less: stock-based compensation	5,722	2,004	9,760	3,485
less: payroll taxes related to stock-based compensation	527	301	1,258	480
Non-GAAP Sales and marketing	81,238	52,567	152,253	96,241
% of Revenue	33%	35%	33%	34%

GAAP Research and development	54,305	32,714	102,021	59,308
% of Revenue	22%	22%	22%	21%
less: stock-based compensation	13,639	7,255	24,504	13,088
less: payroll taxes related to stock-based compensation	1,582	820	2,633	1,305
Non-GAAP Research and development	39,084	24,639	74,884	44,915
% of Revenue	16%	16%	16%	16%

GAAP General and administrative	25,924	15,161	46,599	29,935
% of Revenue	11%	10%	10%	11%
less: stock-based compensation	4,246	2,081	6,842	3,760
less: payroll taxes related to stock-based compensation	140	201	485	442
Non-GAAP General and administrative	21,538	12,879	39,272	25,733
% of Revenue	9%	8%	9%	9%

GAAP Operating expenses	167,716	102,747	311,891	189,449
% of Revenue	68%	68%	68%	68%
less: stock-based compensation	23,607	11,340	41,106	20,333
less: payroll taxes related to stock-based compensation	2,249	1,322	4,376	2,227
Non-GAAP Operating Expenses	141,860	90,085	266,409	166,889
% of Revenue	58%	59%	58%	60%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
GAAP Operating loss	(30,761)	(15,907)	(51,094)	(30,368)
% of Revenue	(13)%	(10)%	(11)%	(11)%
add: stock-based compensation	24,191	11,601	42,116	20,808
add: payroll taxes related to stock-based compensation	2,302	1,368	4,492	2,308
Adjusted Operating loss	(4,268)	(2,938)	(4,486)	(7,252)
% of Revenue	(2)%	(2)%	(1)%	(3)%

GAAP Net loss	(23,953)	(14,030)	(39,855)	(27,628)
% of Revenue	(9)%	(9)%	(9)%	(10)%
add: stock-based compensation	24,191	11,601	42,116	20,808
add: payroll taxes related to stock-based compensation	2,302	1,368	4,492	2,308
Adjusted Net income (loss) and comprehensive loss	2,540	(1,061)	6,753	(4,512)
% of Revenue	1%	(1)%	1%	(2)%

GAAP net loss per share attributable to shareholders	(0.23)	(0.15)	(0.38)	(0.30)
add: stock-based compensation	0.23	0.12	0.40	0.23
add: payroll taxes related to stock-based compensation	0.02	0.01	0.04	0.03
Adjusted net income (loss) per share attributable to shareholders	0.02	(0.01)	0.06	(0.04)
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	105,978,076	94,290,538	104,127,640	92,277,895